Exhibit 4.85

2011 Zhongcheng Trust Huainan Ninetowns Investment Trust Plan

Resolution of the First Beneficiaries’ Meeting

I. Holding and Convening of the Meeting

1. Holding time of the meeting: February 3, 2012

2. Means of meeting holding: by communications

3. Meeting convener: Zhongcheng Trust Co., Ltd.

4. Means of voting at the meeting: this beneficiaries’ meeting adopts the means of written voting by open ballot.

II. Attendances at the Meeting

The beneficiaries representing 100% trust units of this trust plan participated in this beneficiaries’ meeting. This conforms to the provisions of Article 18 of the Fund Trust Contract of 2011 Zhongcheng Trust Huainan Ninetowns Investment Project (hereafter the “Trust Contract”).

III. Voting on the Matters to be Examined

This beneficiaries’ meeting adopts the means of written voting by open ballot. This meeting examined and approved the Matters to be Examined at the First Beneficiaries’ Meeting of 2011 Zhongcheng Trust Huainan Ninetowns Investment Trust Plan by means of voting by open ballot. The specific voting result is as follows:

For the matter to be examined (1): 310,000,000 affirmative votes, account for 100% of voting trust units present at the meeting; 0 dissenting votes, account for 0% of voting trust units present at the meeting.

For the matter to be examined (2): 310,000,000 affirmative votes, account for 100% of voting trust units present at the meeting; 0 dissenting votes, account for 0% of voting trust units present at the meeting.

IV. Contents of Resolution

Through the effective voting of the beneficiaries present at this beneficiaries’ meeting, the following resolution is formed:

1. Approve the implementation plan compiled by the trustee for the premature termination of the trust plan:

(1) The termination date of the trust plan is February 9, 2012;

(2) Due to the reason of the debtor under the trust plan, i.e. Huainan Huacheng Property Co., Ltd. (hereafter “Huainan Huacheng”), applied for its premature repayment of all the debts owed to the trust plan. To this end, Huainan Huacheng proposed to make appropriate compensation to the trust plan. Method of compensation is: the time for the payment of fund occupation fee by Huainan Huacheng to trustee is extended to February 29, 2012.

(3) After receiving all the claims and fund occupation fee from Huainan Huacheng and upon termination of this trust plan, the trustee will distribute certain trust property (the amount of certain trust property is calculated below: [principal of preferred trust plan assets + principal of preferred trust plan assets * 14%/year * (actual number of days from founding date of trust plan (inclusive) to February 29, 2012 (inclusive)/365)]) in the following sequence according to the provisions of Article 17 of the Trust Contract:

•	Pay taxes and trust management fee as per the actual amount;

•	Return the principal of preferred trust plan assets and distribute the net trust proceeds computed until February 29, 2012 at the expected yield rate to the preferred beneficiary;

•	The balance is the trust remuneration collected by the trustee.

(4) Upon completion of the return of the said certain trust property, the trustee will return the remaining trust property (including the 90% equity held by this Trust Plan in Huainan Ninetowns Yiju Property Co., Ltd. and the remaining trust property in currency form) to the general beneficiary on AS IS basis.

2. Approve the trustee to sign the Supplementary Agreement to Claims Transfer Contract and the Equity Transfer Agreement with relevant parties in respect of the matters in Paragraph 1, Article IV.

V. Validity of Meeting’s Resolution

This resolution is an integral part of the trust plan document. In the meantime, the trustee will sign the Supplementary Agreement to Claims Transfer Contract and the Equity Transfer Agreement with relevant parties on the basis of the contents of the adopted resolution and handle relevant matters.

Zhongcheng Trust Co., Ltd. (seal)

(Company Seal)[seal: Zhongcheng Trust Co., Ltd. ]

February 3, 2012